Exhibit 99.1

Investor News	Oliver Maier Head of Investor Relations Fresenius Medical Care Else-Kröner-Straße 1 61352 Bad Homburg Germany T +49 6172 609-2601 F +49 6172 609-2301 oliver.maier@fmc-ag.com www.fmc-ag.com

November 27, 2014

Fresenius Medical Care successfully upsizes and extends the maturity of its credit agreement and also extends the maturity of its accounts receivable facility

Bad Homburg, Germany — Fresenius Medical Care AG & Co. KGaA (the “company” or “Fresenius Medical Care”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, has upsized its syndicated credit facility by 850 million U.S. dollar equivalent to a total amount of approximately 4.4 billion U.S. dollar equivalent, with pricing and other conditions more favorable to the company. The amended credit facility consists of revolving facilities and term loans, both U.S. dollar and euro denominated. The final maturity date was extended by two years to October 30, 2019. The facilities will be used to refinance existing debt, for working capital needs and general corporate purposes.

Fresenius Medical Care also successfully extended its $800 million accounts receivable facility with improved terms. The new facility will now mature November 24, 2017.

About Fresenius Medical Care

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.5 million individuals worldwide. Through its network of 3,349 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatments for 283,135 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.